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03024203

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Dataflux

*CURRENT ADDRESS

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4899 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: [signature]

DATE : 7/1/03

ANNUAL REPORT 2002


Dataflux

Grupo

company profile

At Grupo Dataflux, we provide Education services to the Mexican consumer market through the "Universidad CNCI" (CNCI University).

The CNCI University has the network of schools with the largest geographical reach in Mexico. It is composed of 80 locations where Technical training, College and University Education is provided. It has presence in 25 states (35 cities) across the Mexican Republic.

Additionally we own 50% of Todito.com, Internet marketplace and pre-paid Internet service provider serving the North American (Mexico and the United States) Spanish speakers. Todito is a unique positive EBITDA operation.

Finally we provide logistic and distribution services for the computer and peripherals industry in Colombia through Makrocomputo.

Our formula is based on our combination of assets.

Our total sales for the year 2002 were Ps$620.5 million pesos. We generated an EBITDA of Ps$45.9 million pesos. And as of the end of the year we reported Ps$829.0 million pesos in total assets, an equity of Ps$620.7 million pesos and an interest bearing debt of only Ps$32.9 million.



table of contents

letter to our stockholders

In the actual global economic environment, earning an academic degree is a key factor for obtaining a job, and a basic element for the professional and personal development of every individual.

Particularly in our country, the necessity of more and better schools to educate our children, teenagers and adults, has become an unquestionable factor to grant our nations development.

Mexico's demographics reflect this reality with particular clarity. More than 70% of its student population is concentrated in elementary school and highschool. In its latest school cycle, as reported by the Mexican Ministry of Geography and Statistics (INEGI) and the Mexican Education Ministry (SEP) this percentage represented more than 20 million inhabitants.

Student population per academic level in Mexico


73%
19%
8%
Elementary and High- School
Other
College

Source: INEGI and SEP

Eventhough the Mexican Government continues its extraordinary labor on education,there is a huge quantity of graduate students from

As 2002, we will continue to work developing new and comprehensive education projects.

Our most important event in 2002 was of the CNCI in to the "Universidad CNCI" (CNCI University).

elementary and highschool levels every year that need to continue with their studies. The problem is that both, public and private educational facilities are insufficient. The CNCI University has transformed itself in the last 3 years in order to receive thousands of these students and become part of this process.

Today, the CNCI University is the education services company with the largest geographical reach in Mexico. It has a network of 80 locations in 25 different states (35 cities). Without a doubt, the CNCI University offers one of the most comprehensive educational programs in the country; Technical Training, College and University.

Students who graduate from the CNCI University receive official certificates and diplomas that not only have a great recognition from the market but are approved by the SEP and the Mexican Ministry of Labor. They receive an education that allows them to easily incorporate themselves into an active economic life. This, thanks to the learning methods, working tools and functional practices taught at the CNCI University.


Mexican population by age


there are more than 40 million individuals between ages 5 and 24
25%
20%
15%
10%
5%
0%
0 to 9
10 to 19
20 to 29
30 to 39
40 to 49
50 to 59
60 to 69
70 and more

The new name of our institution, CNCI University, reflects with sharper accuracy our search to offer the highest education standards and the most complete programs to our students. This new educative concept and platform facilitates our positioning in the market. We will continue to promote our brand through intensive national TV Advertising campaigns in order to communicate this to our current and future students.

Our program schemes serve the basic education needs of the Mexican population, thus motivating the acceptance of our offer.

In addition to the mentioned events, the CNCI University just launched a new franchising scheme in order to keep growing its network in cities that given its location or demographic characteristics demand working through local partners to guaranty the successful implementation of our programs. We closed the year with 5 franchises operating in 5 different cities of the country.

Our new educational offer allows us to serve a broader market segment; people looking for technical abilities like computer skills and graphic design, or learning English as a second language. Graduates from highschools, and also older people that decide to go back to school in order to improve their income or find better job opportunities. Without a doubt, our accessible and flexible program schemes serve the basic education needs of the Mexican population thus motivating the acceptance of our offer.

Grupo Dataflux EBITDA Combined

in millions of pesos



72%
28%
$43.30
$16.70
Education
Distribution

Right now the CNCI University offers minors in Computer Science, English, Business and Graphic Design, College programs and University Degrees in Accounting, Administration, Graphic Design and Information Systems. These programs give our students the opportunity to select from a broad menu of options in order to receive a complete and productive education.

Another key element of the new CNCI University model is the incorporation of a new commercial and administrative team. This team has been developing new strategies to incorporate to the CNCI University higher education standards, and preparing solid programs that will give people in our country better options to serve their education needs.

As of December 2002 the CNCI University reported accumulated sales of Ps$ 206.8 million, a positive EBITDA of PS$ 43.3 million (72% of Grupo Dataflux's total EBITDA) and an operating profit of PS$ 22.1 million.

Todito continues to grow and invest to offer interactive services and Internet connection products for the Hispanics in North America.

Internet*

Without a doubt 2002 was a year of consolidation for the Internet industry. Todito has been one of the beneficiaries of this process; first, for the success of its strategy on the sale of Pre-paid Internet access cards, second, for its leadership on Internet advertising sales in Mexico and finally for its increasing audience.

Todito had record growth in all of its financial and operative indicators. It's important to mention that the majority of its competitors in Mexico retired from the industry because of the implementation of bad strategies aiming at creating businesses not based on EBITDA and profit generation, businesses that lacked of ways of converting traffic and audience into cash. Todito continues to grow and invest to offer interactive services and Internet connection products for the Hispanics of North America.

Todito registered sales of Ps$151.0 million, increasing 46% compared to 2001 and had a positive EBITDA of Ps$ 56.0 million in 2002. The sale of Todito Card and Todito Ilimitado grew 967% and Todito incremented its audience by 143%, receiving more than 660,000 unique visitors per day.

It is estimated that in Mexico, for 2005, there will be growths of; 19% on its computer base, 39% on Internet connections and 45% on Internet users. This information shows a very promising future for our subsidiary.

* Todito S.A. de C.V. is cons[illegible] participation method.

As announced during 2002 we closed our Computers and Peripherals Distribution Business in Mexico.

Logistic and Distribution Services

As announced during 2002 we closed our Computers and Peripherals Distribution Business in Mexico. This was due to its low profitability and for not providing substantial value to our strategy. Nevertheless our subsidiary in Colombia had great results. Its annual operation profit was Ps$15.6 million, growing 39% with respect to 2001. Its EBITDA was Ps$ 16.7 million, growing 33% versus 2001.



Our interest bearing debt to EBITDA ratio is up to 82.7 times.

Results

For 2002, our consolidated sales registered Ps$620.5 million pesos, operating income was Ps$ 20.5 million, growing 41% versus 2001, EBITDA recorded Ps$ 45.9 milliion and net income cash (net income excluding entries that do not impact cash flow) Ps$ 35.8 million pesos. Grupo Dataflux's financial health remains very strong. Our interest bearing debt decreased 26% to only Ps$32.9 million; this amount is less that the Ps$44.4 million registered in cash on our balance sheet.

Our operating expenses decreased 8% to Ps$191.0 million. Our ratio, interest bearing liabilities to equity is at only 0.06 times, and our interest coverage ratio based on EBITDA is up to 82.7 times.

Although we are living particular complicated times all over the world and Mexico currently face important challenges towards democracy and growth, our educative project gives us the confidence to glimpse a positive future for

Liabilities brakdown

	2001	2002	Chg.%
Liabilities			
Interest bearing	$ 44,474	$ 32,952	-26
Non interest bearing	$ 209,415	$ 202,060	-4
Total Liabilities	$ 258,889	$ 235,012	-7

Interest bearing debt maturity brakdown


in millions of pesos
$ 14,000
$ 12,000
$ 10,000
$ 8,000
$ 6,000
$ 4,000
$ 2,000
$ 0
13,178
9,552
8,837
1,385
2003
2004
2005
2006

Bank debt net of cash a ssets

in thousands of pesos

	Dec. 2001	Dec. 2002	%
Interest bearing	$ 44,474	$ 32,952	-26
Cash assests	$ 29,145	$ 44,409	52
Bank debt net of cash	$ 15,329	$ (11,457)	N.A.

Our Education project gives us the confidence to glimpse a very positive future for our company.

our company. We are satisfied with the changes we made between the years 2001 and 2002 and we are confident that these we will lead us to great results in the short run. As in 2002, in the next years we will work to develop new and solid education projects. We are still committed to achieve or growth targets, to provide positive returns to our shareholders, and to reduce our interest bearing debt to the minimum amount possible.

We want to say thanks to all our shareholders for their support, and to our great team for their commitment and excellent work.

Results by business division

	Sales	Gross Profit	Operating Profit
Education	33 %	79%	37 %
Distribution	67 %	21%	63 %
Total	100 %	100 %	100 %



Alberto Hinojosa-Canales
Vice Chairman, Grupo Dataflux

Guillermo Salinas-Pliego
Chairman of the Board



2002 operating highlights

- We continued decreasing our interest bearing debt.

Education (Universidad CNCI)

- Established its first University Campus in Mexico City.
- Opened 9 Regular College locations.
- Opened 45 Open College locations.
- Received more than 1,000 students on its new College programs.
- Implemented 40 graphic design labs.

Internet (Todito.com)

- Todito remains as a leading Internet marketplace for the Spanish speakers of North America and as the only Latin American Internet operation with positive EBITDA.
- With Todito Card, the first prepaid Internet access service, registered more than 150,000 new users positioning itself as the leading prepaid Internet access provider in Mexico.

Distribution (Makrocomputo)

- We finalized our exit from the Mexican computers and peripherals distribution market.
- Makrocomputo remains as the leading PCs and peripherals distributor in Colombia with a market share above 35%.

Guillermo Enriquez
Universidad CNCI, Academic Dean

mission statement

At Dataflux our goal is to provide Education services to the Mexican consumer market.

Dataflux is a socially responsible company that works to increase value for its customers and shareholders. That aims at creating one of the most important Education Institutions and a long term profitable business.

Our strategy is based on the following principles:

- The commitment to create new ventures in the field of Education
- A comprehensive Education services expertise
- A strong Information Technologies background
- A broad knowledge of our target market
- [illegible]healthy work environment for professional development
- Sol[illegible] professional relationships with partners, distributors, and [illegible]kholders
- To run a company without Bank Debt

Ernesto Sanchez
Universidad CNCI, COO

key facts

Grupo Dataflux

	2001	2002
Education		
Universidad CNCI		
Technical Training Locations	85	80
Regular College Locations	3	12
Open College Locations	0	45
University Campus	0	1
States (presence in Mexico)	21	25
Cities (presence in Mexico)	31	35
Financial Results (In millions of Pesos)		
Operating Profit	Ps$ 14,579	Ps$ 20,479
EBITDA	Ps$ 41,274	Ps$ 45,910
Bank Debt	Ps$ 44,474	Ps$ 32,952
Bank Debt net of Cash Assets	Ps$ 15,329	(Ps$ 11,457)
Equity	Ps$ 620,688	Ps$ 593,997

Stock Information

Grupo Dataflux S.A.de C.V.
BMV: Dataflx B
Year End Closing Price: Ps$0.30
ADR (level 1): GDFXY
Shares Outstanding: 336 millones



Students of the CNCI Univeristty,
Díaz de Berlanga Unit,
San Nicolas de los Garza,N.L.

results

Our operating income registered Ps$20.5 million pesos as of December 2002, coming from Ps$14.5 million as of December 2001; this represents a 41% growth. EBITDA reached Ps$45.9 million coming from Ps$41.2 million as of December 2001, an increment of 11%.

Net Income Cash (net income excluding entries that do not impact cash flow) registered Ps$35.8 million.

Dataflux remains posting a very strong Balance Sheet. As of December 2002 its interest bearing debt registered Ps$22.9 million and cash assets Ps$44.4 million -offsetting this debt-.

We remain with a strong financial condition, our Interest Bearing Debt to Equity is 0.06 times and our Interest Coverage based on EBITDA is 82.7 times.

As a result of our exit from the Mexican PCs and peripherals distribution market, sales decreased 4% from Ps$645.6 million as of December 2001 to

In 2002 we remain with a very strong financial condition.

Interest coverage based on EBITDA


times
90
80
70
60
50
40
30
20
10
0
82.7
14.9
Accumulated 2001
Accumulated 2002

Interest bearing debt to equity


times
0.08
0.06
0.04
0.02
0.00
0.07
0.06
Accumulated 2001
Accumulated 2002

Our Net Income Cash* registered Ps$35.8 million.

Ps$620.4 million as of December 2002. Operative expenses decreased 8% reaching Ps$191.0 million. Dataflux's integral financing cost changed from (Ps$3.3) million to (Ps$5.3) million as of December 2002, an increment mainly due to a FX loss of (Ps$9.7) million pesos. Dataflux registered a net income of Ps$6.7 million.

Our stock, Dataflux B, closed with a year-end price of Ps$0.30 pesos, and a daily average operated volume of 180,000 shares.

Grupo Dataflux stock performance


$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
7.48
20/03/00
4.32
28/07/97
$0.30
31/12/02
1997
1998
1999
2000
2001
2002
2003

Daily average volume
180,000



* Excluding entries that do not impact cash flow.

education

Our education division through the CNCI University provides formal education (University and College) and Technical training (Computer Science, English, Business and Graphic design). Today the CNCI University is the education services company with the largest geographic reach in Mexico.

The CNCI University remains focused on increasing the productivity of its network and on launching and promoting its new College and University programs.

During 2002, the CNCI University network of schools reached 80 locations in 25 states (35 cities). All 80 locations provide Technical Training, 12 offer Regular College courses, 45 Open College studies and 1 location is the University Campus.

During this year, 9 of our College facilities received official certifications from the Mexican Ministry of Education "SEP", with these certifications we reached



The CNCI University remains focused on increasing the productivity of its network and on launching and promoting its new College and University programs.

We launched the first CNCI University Campus in Mexico City.

12 locations offering this education level. More than 1,000 students registered in our new College programs during 2002. The CNCI University expects to register 2,600 students for 2003 and 6,500 for 2004.

We implemented 40 multimedia laboratories for our Graphic Design students. These laboratories were implemented with all the equipment, hardware and software required to provide compelling courses.

Additionally, with an investment over Ps$20 million, we have launched the first CNCI University Campus. This Campus is located in Mexico City in the Polanco area. The University program started with five majors: Administration, Accounting, Information Systems, Graphic Design and Education. All degrees are based on quarterly terms and the duration of all majors is three years.

CNCI College revenues


in thousands of pesos
$ 1,000,000
$ 900,000
$ 800,000
$ 700,000
$ 600,000
$ 500,000
$ 400,000
$ 300,000
$ 200,000
$ 100,000
174,647
317,149
139,143
337,412
172,065
468,198
85,334
378,796
157,900
430,972
1,150
174,647
174,647
5,750
55,930
226,338
80,500
172,888
315,837
159,233
412,709
931,283
194,937
322,161
935,192
161,633
355,595
724,496
184,475
419,865
810,906
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2000
2001
2002

During 2002, the CNCI University network of schools reached 80 locations in 25 states.

Nevertheless our students will receive yearly certificates for the abilities learned during each year, giving them the opportunity to find a job or a position, start earning a salary or increase their income while they study.

College programs
December 2002

- 12 Regular College Locations in operation
- 439 Regular College students
- 45 Open College Locations
- 625 Open College Students

Within the most important advantages the CNCI University has to offer, we have the following: yearly certification and diplomas, 100% of our professors have at least a masters degree, access to job opportunities and internships, a flexible payment system (from weekly to quarterly) and the recognition the CNCI brand.

Franchise Programs

Currently in operation	To be launched
Oaxaca	Culiacan
Tuxtla Gutierrez	Chihuahua
Tapachula	Ciudad Juarez
Tijuana	Matamoros
Zacatecas	Cancun
	Hermosillo


CNCI
UNIVERSIDAD CNCI

The CNCI University aims at operating 33 college locations as of the end of 2003 and 107 by the end of 2007.

The CNCI University aims at operating 33 college locations as of the end of 2003 and 107 by the end of 2007. This project seeks to have more than 26,000 thousand students enrolled by 2007.

Finally, in this year we opened five franchises in the cities of Oaxaca, Tuxtla Gutierrez, Tapachula, Tijuana and Zacatecas. Our Franchising Plan has the objective to continue growing the CNCI University network (mainly technical training courses) in cities that given their location and characteristics will be more adequately operated by local partners. Thanks to the local knowledge of these operators we are sure that we will be providing the best service available.

The CNCI University reported accumulated sales as of December 2002 of Ps$ 206.8 million an EBITDA of Ps$43.3 million and an operation profit of PS$22.0 million.



Miguel Pro Sada
Universidad CNCI, Vice Dean

internet*

Through our Internet Division we aim at connecting Mexicans and US Hispanics to the Internet by offering the best on-line information, communication, entertainment and e-commerce solutions. Todito is the leading prepaid Internet access service provider in Mexico.

Todito's total sales incremented 46% reaching Ps$151.0 million in 2002 compared to PS$102.8 million in 2001. Todito's total expenses were Ps$86.7 million from which only Ps$79.2 million represented cash outflows,



Todito.com aims at connecting Mexicans and US Hispanics to the Internet

* Todito S.A. de C.V. is [illegible]onsolidated under [illegible]pation method.

Todito is the pioneer in the sale of pre-paid Internet access cards in Mexico.

therefore it generated a positive EBITDA of PS$56.0 million, versus $34.8 million from last year, a 61% increment.

Todito reported an excellent growth on its pre-paid Internet access card business (Todito Card and Todito Ilimitado) registering more than 150,000 new users during 2002. The sales of Todito Card and Todito Ilimitado incremented 960%, from Ps$2.6 million in 2001 to Ps$27.6 million in 2002. Todito is the



todito Card
acceso a
1
3
6
todito Card
acceso a



The sale of Todito Card and Todito Ilimitado incremented 972% in 2002.

Todito.com sales


in thousands of pesos
$50,000
$40,000
$30,000
$20,000
$10,000
17,471
20,392
24,925
32,882
27,357
33,029
32,414
45,203
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02

pioneer in the sale of this service, and Todito Card and Todito Ilimitado are now selling in more than 6,000 points of sale throughout Mexico. These include 600 Todito Kiosks located at Elektra (NYSE: EKT, BMV: ELEKTRA) stores. Elektra is now a leading retailer of computers and peripherals in Mexico.

Todito Card new registered users


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
500
946
5,152
9,195
16,978
26,659
52,030
76,551
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02


Adrian

Todito Card and Todito Ilimitado sold are now in more than 6,000 points of sale throughout Mexico.

Todito.com's EBITDA


in thousands of pesos
$25,000
$20,000
$15,000
$10,000
$5,000
4,334
6,186
7,867
13,120
8,283
11,351
12,841
21,024
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02

Other important points. Todito currently has:

- A top Job Search service with more than 306,000 candidates and 14,000 businesses enrolled.
- The second largest e-mail service in Mexico with more than 803,000 accounts.
- The biggest and most active on-line video library in Latin America (Todito TV) with more than 111,600 online videos consulted every day
- A leading Personals Service channel with more than 130,000 users.



distribution

Makrocomputo provides logistic and distribution services for the computer and peripherals industry in Colombia.

In this year we finalized our exit from the Mexican PCs and peripherals distribution business.

In this year we (Dataflux) finalized our exit from the Mexican PCs and peripherals distribution business.The role of the wholesaler in Mexico does not provide value to the distribution chain anymore; therefore sales volumes and margins had decreased dramatically during the last years.

Makrocomputo posted good results in Colombia. Its operating income grew 39% from Ps$11.3 Mexican pesos to Ps$15.6 million. Its accumulated EBITDA increased 33% reaching Ps$16.7 million as of December 2002, coming from Ps$12.5 million as of the same date 2001.

Nevertheless, we foresee a complicated future for our Colombian subsidiary. The PCs and computer equipment wholesale business it's a low margin business and the role of the wholesaler its starting to loose value as PCs manufacturers are starting to pursue direct sales strategies in the country.


Juan D.
Grupo
International


Dataflux defines itself in its mid and long term strategy as an Education Services Company.
We will concentrate our efforts on developing the following educational programs:
University Degrees
College
Technical Careers

board of directors

Guillermo Salinas-Pliego
Chairman, Grupo Dataflux and Todito.com

Alberto Hinojosa-Canales
Vice Chairman, Grupo Dataflux

Ricardo Salinas-Pliego
Chairman, Grupo Salinas

Eduardo Elizondo
Chief Executive Officer, Servicios Integrales Criotec

José I. Morales
Chief Finance, Administration and Operations Officer, Grupo TV Azteca

Ernesto Canales
Founder, Asesoría Jurídica Canales y Socios

Juan D. Tovar
International Division Director, Grupo Dataflux

Alejandro Moreno
Statutory Auditor, PriceWaterhouseCoopers

Héctor Carpizo
Chief Executive Officer, Carpizo y Asociados


VOYAGES
1

financial statments

GRUPO DATAFLUX, S. A. DE C. V. AND SUBSIDIARIES

GRUPO DATAFLUX, S. A. DE C. V.

DECEMBER 31, 2001 AND 2000

contents



PricewaterhouseCoopers, S.C.
Condominio Losoles D-21
Av. Lázaro Cárdenas Poniente 2400
66270 Garza García, N.L.
Teléfono (81) 152 2000
Fax (81) 363 3483

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
Grupo Dataflux, S. A. de C. V.

Monterrey, N. L., April 14, 2003

We have audited the accompanying consolidated and individual balance sheets of Grupo Dataflux, S. A. de C. V. and subsidiaries and of Grupo Dataflux, S. A. de C. V. (as a separate legal entity), respectively, as of December 31, 2002 and 2001, and the related consolidated and individual statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The accompanying financial statements include those of one of the consolidated subsidiaries, whose assets represent 14% and 17% of the consolidated totals in 2002 and 2001, respectively, and 65% and 51% of the consolidated income for the years ended December 31, 2002 and 2001, respectively, which were examined by other independent auditors and our opinion expressed in the next paragraph, insofar as it relates to the amounts included for this subsidiary, is based solely on the report of the other auditors.

In our opinion, based on our audits and on the report of the other auditors referred to above, the aforementioned financial statements present fairly, in all material respects, the financial position of Grupo Dataflux, S. A. de C. V. and subsidiaries and of Grupo Dataflux, S. A. de C. V. (as a separate legal entity) at December 31, 2002 and 2001, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Jorge Alberto Mariscal Chávez

GRUPO DATAFLUX, S. A. DE C. V. AND SUBSIDIARIARIES

CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2002 AND 2001

Thousands of Mexican pesos of December 31, 2002 purchasing power

ASSETS	2002	2001
CURRENT ASSETS:		
Cash and temporary investments	Ps 44,409	Ps 29,145
Trade accounts receivable	41,410	54,538
Other accounts receivable	22,311	17,647
Inventories (Note 4)	24,074	49,807
Temporary investments (Notes 1, 2.f and 5)	383,684	397,856
Total current assets	515,888	548,993
PROPERTY, FURNITURE AND EQUIPMENT, net (Note 6)	113,492	134,088
GOODWILL	11,906	12,705
OTHER ASSETS (Note 2.g)	13,633	7,495
INVESTMENT IN DISCONTINUED OPERATIONS (Note 7)	145,161	152,533
DEFERRED INCOME TAX (Note 11)	28,929	18,763
Total assets	Ps 829,009	Ps 874,577

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
CURRENT LIABILITIES:		
Current portion of long-term debt (Note 8)	Ps 4,047	Ps 6,793
Bank loans	3,315	
Suppliers	94,800	95,823
Other accounts payable and accrued expenses	44,168	57,092
Total current liabilities	146,330	159,708
LONG-TERM LIABILITIES:		
Long-term bank loans (Note 8)	8,094	9,000
Grupo TV Azteca, S. A. de C. V., related party (Note 9)	80,588	85,181
	88,682	94,181
Total liabilities	235,012	253,889
STOCKHOLDERS' EQUITY (Note 10):		
Majority interest:		
Nominal capital stock	44,754	44,754
Restatement of capital stock	33,900	33,900
	78,654	78,654
Premium on issuance of capital stock	391,004	391,004
Contributed capital	469,658	469,658
Earned surplus	112,653	139,143
Total majority interest	582,311	608,801
Minority interest	11,686	11,887
Total stockholders' equity	593,997	620,688
COMMITMENTS (Note 6)		
Total liabilities and stockholders' equity	Ps 829,009	Ps 874,577

The accompanying thirteen notes are an integral part of these financial statements.

Celestina Aguilar Hernández

GRUPO DATAFLUX, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Thousands of Mexican pesos of December 31, 2002 purchasing power

	2002	2001
Net Sales	Ps 620,451	Ps 645,593
Cost os sales	(408,932)	(423,482)
Goss margin	211,519	222,111
Operating expenses	(191,040)	(207,532)
Operating income	20,479	14,579
Comprehensive financing expense:		
Financial (expense) income, net	(551)	1,604
Exchange loss, net	(9,689)	(1,897)
Gain on monetary position	4,940	3,566
	(5,300)	3,273
Other (expenses) income, net	(8,469)	3,960
Income from continuing operations before the following provision:	6,710	21,812
Provision for income tax (Note 11)	8,552	18,000
Income from continuing operations before equity in loss of associated company:	15,262	39,812
Equity in loss of associated company	-	(84,571)
Income (loss) before discontinued operations, net of	15,262	(44,759)
income tax (Note 7)	(8,531)	(18,678)
Consolidated net income (loss)	6,731	(63,437)
Net income corresponding to minority interest	(746)	(972)
Net income (loss) corresponding to majority interest	Ps 5,985	(Ps 64,409)
Earnings (loss) per share corresponding to majority interest:		
Basic	Ps 0.0178	(Ps 0.1918)
Diluted	Ps 0.0175	(Ps 0.1888)

The accompanying thirteen notes are an integral part of these financial statements.

Celestina Aguilar Hernández
Chief Finance Officer

GRUPO DATAFLUX, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Thousands of Mexican pesos of December 31, 2002 purchasing power

	Contributed capital			Earned surplus						
	Capital stock	Premium on issuance of capital stock	Total	Retained earnings	Deficit on restatement of capital	Cumulative translation adjustment	Total	Total majority interest	Minority interest	Total consolidated
Balances at December 31, 2000	Ps78,654	Ps 391,004	Ps 469,658	Ps 453,636	(Ps237,880)	(Ps 3,294)	Ps212,462	Ps682,120	Ps13,123	Ps 695,243
Changes in 2001:										
Net loss of the year				(64,409)			(64,409)	(64,409)	972	(63,437)
Cumulative translation adjustment						480	480	480		480
Loss from holding nonmonetary assets					9,390)		(9,390)	(9,390)	(2,208)	(11,598)
Comprehensive loss (Note 2.m)				(64,409)	(9,390)	480	(73,319)	(73,319)	(1,236)	(74,555)
Balances at December 31, 2001	78,654	391,004	469,658	389,227	(247,270)	(2,814)	139,143	608,801	11,887	620,688
Changes in 2002:										
Net loss of the year				5,985			5,985	5,985	746	6,731
Cumulative translation adjustment						(354)	(354)	(354)		(354)
Loss from holding nonmonetary assets					(32,121)		(32,121)	32,121)	(947)	(33,068)
Comprehensive loss (Note 2.m)				5,985	(32,121)	(354)	(26,490)	(26,490)	(201)	(26,691)
Balances at December 31, 2002 (Note 10)	Ps78,654	Ps 391,004	Ps 469,658	Ps 395,212	(Ps 279,391)	(Ps 3,168)	Ps112,653	Ps582,311	Ps 11,686	Ps 593,997

This statement is applicable to and also forms part of the individual financial statements of Grupo Dataflux, S. A. de C. V. as a separate legal entity.

The accompanying thirteen notes are an integral part of these financial statements.

Celestina Aguilar Hernández
Chief Finance Officer

GRUPO DATAFLUX, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Thousands of Mexican Pesos of December 31, 2002 purchasing power

	2002	2001
Operations		
Consolidate net income (loss)	Ps 6,731	(Ps 63,437)
Items not affecting resources:		
Deferred income tax	(10,166)	(19,439)
Depreciation and amortization	25,431	25,514
Equity in loss of associated company		84,571
Amortization of goodwill	799	799
	22,795	28,008
Changes in working capital other than financing:		
Trade accounts receivable	13,129	30,255
Inventories	25,731	(15,563)
Suppliers	(1,022)	(6,223)
Other, net	(17,588)	8,618
Resources provided by operations	43,045	45,095
Financing		
Grupo TV Azteca, S. A. de C. V.	(4,593)	(9,463)
Banks loans, net	(338)	(2,123)
Resources used in financing activities	(4,931)	(11,586)
Investment		
Property, furniture and equipment, net	(30,222)	(13,254)
Net investment in discontinued operations	7,372	(10,219)
Resources used in investment activities	(22,850)	(23,473)
Increase in cash and temporary investments	15,264	10,036
Cash and temporary investments at beginning of year	29,145	19,109
Cash and temporary investments at end of year	Ps 44,409	Ps 29,145

The accompanying thirteen notes are an integral part of these financial statements.

Celestina Aguilar Hernández
Chief Finance Officer

GRUPO DATAFLUX, S. A. DE C. V.
(parent company)

BALANCE SHEETS
AT DECEMBER 31, 2002 AND 2001

Thousands of Mexican pesos of December 31, 2002 purchasing power

ASSETS	2002	2001
CURRENT ASSETS:		
Cash and temporary investments	Ps 342	Ps 175
Accounts receivable from related parties	25	26,672
Other accounts receivable	5,441	5,500
Temporary investments (Notes 1, 2.f and 5)	383,684	397,856
Total current assets	389,492	430,203
INVESTMENT IN SHARES OF SUBSIDIARIES (Notes 1 and 2.f)	84,288	112,596
INVESMENT IN DISCONTINUED OPERATIONS (Note 7)	192,550	152,533
DEFERRED INCOME TAX (Note 11)	1,561	3,151
Total assets	Ps 667,891	Ps 698,483

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
CURRENT LIABILITIES:		
Other accounts payable	Ps 4,992	Ps 4,500
LONG-TERM LIABILITIES:		
Grupo TV Azteca, S. A. de C. V., related party (Note 9)	80,588	85,182
Total liabilities	85,580	89,682
STOCKHOLDERS' EQUITY (Note 10):		
Nominal capital stock	44,754	44,754
Surplus on restatement of capital	33,900	33,900
	78,654	78,654
Premium on issuance of capital stock	391,004	391,004
Contributed capital	469,658	469,658
Earned surplus	112,653	139,143
Total stockholders' equity	582,311	608,801
Total liabilities and stockholders' equity	Ps 667,891	Ps 698,483

The accompanying thirteen notes are an integral part of these financial statements.

Celestina Aguilar Hernández
Chief Finance Officer

GRUPO DATAFLUX, S. A. DE C. V.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Thousands of Mexican pesos of December 31, 2002 purchasing power

	2002	2001
Income from administrative services	Ps 4,748	Ps -
Equity in loss of subsidiaries and associated company	(25,216)	(53,737)
Comprehensive financing income:		
Financial income, net	1	30
Exchange gain (loss), net	18	(5)
Gain on monetary position	4,077	2,538
	4,096	2,563
Other (expense) income, net	(565)	3,002
Loss in continued operations before deferred income tax	(16,937)	(48,172)
Deferred income tax (Note 11)	(1,590)	2,441
Loss before discontinued operations	(18,527)	(45,731)
Equity in income (loss) of discontinued subsidiary (Note 7)	24,512	(18,678)
Net income (loss) for the year	Ps 5,985	(Ps 64,409)
Earnings (loss) per share:		
Basic	Ps 0.0178	(Ps 0.1918)
Diluted	Ps 0.0175	(Ps 0.1888)

The accompanying thirteen notes are an integral part of these financial statements.

Celestina Aguilar Hernández
Chief Finance Officer

GRUPO DATAFLUX, S. A. DE C. V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Thousands of Mexican pesos of December 31, 2002 purchasing power

	2002	2001
Operations		
Net income (loss) for the year	Ps 5,985	(Ps 64,409)
Items not affecting resources:		
Equity in loss of subsidiaries and associated company	25,216	53,737
Deferred income tax	1,590	(2,441)
	32,791	(13,113)
Changes in working capital other than financing:		
Other, net	18,310	7,258
Resources provided by (used in) operations	51,101	(5,855)
Financing		
Grupo TV Azteca, S. A. de C. V.	(4,594)	(3,751)
Investment		
Investment in shares of subsidiary	(30,835)	
Net investment in discontinued operations	(15,505)	8,459
Resources (used in) provided by investment activities	(46,340)	8,459
Increase (decrease) in cash and temporary investments	167	(1,147)
Cash and temporary investments at beginning of year	175	1,322
Cash and temporary investments at end of year	Ps 342	Ps 175

The accompanying thirteen notes are an integral part of these financial statements.

Celestina Aguilar Hernández
Chief Finance Officer

GRUPO DATAFLUX, S. A. DE C. V. AND SUBSIDIARIES

GRUPO DATAFLUX, S. A. DE C. V.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

Thousands of Mexican pesos of December 31, 2002 purchasing power
(except where otherwise indicated)

NOTE 1 - ACTIVITIES OF THE COMPANY

Grupo Dataflux, S. A. de C. V. (Grupo Dataflux or the Company) carries out its activity through subsidiary companies, of which it controls, directly or indirectly, the majority of the common stock; it also has investments in associated companies, in whose management it has a significant participation but which it does not control. Grupo Dataflux is mainly engaged in the distribution of all kinds of products related to the data-processing industry, the development of own brand computers, as well as in technical training and Internet and E-Commerce services. The principal subsidiaries and associated companies are as follows:

	% ownership at December 31	
	2002	2001
DOMESTIC AND INTERNATIONAL DISTRIBUTION		
Dataflux, S. A. de C. V.	100	100
DFX de México, S. A. de C. V. (DFX) (1)	100	100
Apple Com, S. A. de C. V. (Apple Com)	100	100
Inmobiliaria y Constructora La Estanzuela, S. A. de C. V. (La Estanzuela)	100	100
Innovatech, Inc. (Innovatech) (2)	100	100
Genetec, S. A. de C. V. (Genetec)	100	100
Interax de México, S. A. de C. V. (Interax)	100	100
Makro Cómputo, S. A. (Makro Cómputo) (2)	72	72
TECHNICAL TRAINING		
Asesores Globales Integrales, S. A. de C. V. (3)	100	100
Colegio Nacional de Capacitación Intensiva, S. A. de C. V. (CNCI)	100	100
Asesoría Corporativa en Informática, S. A. de C. V. (ASCI)	100	100
ASSSOCIATED COMPANIES (See Note 5)		
Todito.com, S. A. de C. V. (Todito)	50	50
Dot.com, S. A. de C. V. (Dot)	50	50
Todito.com, Inc. (TCI)	50	50

(1) The events that will affect the Distribution segment as an on-going concern are described in Note 7.
(2) Subsidiaries located abroad.
(3) In March 2002 this company acquired the majority of the common shares of CNCI, which were owned by Dataflux.

NOTE 2 - BASES FOR PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements include those of Grupo Dataflux and all its subsidiaries. Significant balances and intercompany transactions have been eliminated in consolidation.

Prior to the consolidation of the financial statements of foreign subsidiaries with those of Grupo Dataflux, figures were translated to Mexican pesos by applying the exchange rate prevailing at year end and conformed to accounting principles generally accepted in Mexico. The cumulative translation adjustment relating to the foreign subsidiaries was recorded directly in stockholders' equity.

The individual financial statements of Grupo Dataflux (parent company) have been prepared in order to comply with legal requirements in Mexico to which it is subject as a separate legal entity. In these financial statements the investment in shares of subsidiaries and associated company is accounted for by the equity method (see paragraph f. below).

The most important indexes (National Consumer Price Index - NCPI) used to recognize the effects of inflation on the financial statements were: 102.904, 97.354 and 93.248 at December 31, 2002, 2001 and 2000, respectively (second half of June 2002 = 100). In the case of other countries, mainly Colombia and the United States of America, the indexes used were those published in those countries.

Following is a summary of the most significant accounting policies:

a. Management's assumptions and estimates

The preparation of the financial information in accordance with accounting principles generally accepted in Mexico (MEX-GAAP), requires management to make certain assumptions and estimates that may affect certain assets and liabilities included in the balance sheet and certain revenues, costs and expenses included in the statement of income at the date and period reported on. Actual results could differ from those estimates.

b. Financial instruments

The standards contained in Statement C-2 "Financial Instruments", issued by the Mexican Institute of Public Accountants, establish as a general rule that financial instruments shall be valued at their fair value and the resulting differences shall be recorded directly in income for the period. This Statement had no effects on the Company's figures, since all its financial instruments, basically cash and temporary investments, accounts receivable and payable, related parties, suppliers and bank loans, are stated at their historical cost, which is similar to their fair value due to their current maturity.

c. Transactions in foreign currency and exchange differences

Assets and liabilities denominated in foreign currencies, mainly U.S. dollars (US$), are stated in Mexican pesos at the rates of exchange in effect at the balance-sheet date. Exchange differences arising from changes in exchange rates between the transaction and settlement dates, or the balance-sheet date are charged or credited to comprehensive financing (expense) income.

d. Inventories and cost of sales

Inventories are stated at estimated replacement cost, basically at the latest purchase prices. The amounts shown for inventories do not exceed market value.

The cost of sales is shown based on the estimated replacement costs prevailing on the dates when the sales were effected.

e. Property, furniture and equipment and depreciation

Property, furniture and equipment and the related accumulated depreciation are stated at cost restated by applying factors derived form the NCPI to the historical cost.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets as determined by the companies.

f. Investment in shares of subsidiaries

The investment in shares of subsidiaries included in the individual balance sheet is accounted for by the equity method. In accordance with this method, changes in the carrying amount of the shares derive form the changes occurring after the acquisition date in the stockholders' equity accounts of the investees.

The differences between the purchase price and the book value of the shares at the acquisition date are stated in the balance sheet as "Goodwill". It is restated by applying factors derived from the NCPI and is amortized at an annual rate of 5%.

Amortization for the year ended December 31, 2002 amounted to Ps799 (Ps799 in 2001); accumulated amortization at that date amounted to Ps4,058 (Ps3,259 in 2001).

g. Other assets

This caption is stated at cost restated by applying factors derived from the NCPI to the historical cost; it comprises mainly costs of development and implementation of integral computer systems, expenses for placement of debt, and preoperating expenses, all of which are subject to amortization.

h. Severance compensation

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service are recognized as expenses as such premiums accrue. At December 31, 2002 the estimated accrued benefit was immaterial, so no provision was recorded.

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

i. Shares held in treasury

This caption is included at acquisition cost in stockholders' equity. The theoretical restated value of the shares held in treasury is charged to capital stock and the difference to the reserve for acquisition of own capital stock. These amounts are stated at cost restated by applying factors derived from the NCPI to the historical cost.

j. Comprehensive financing (expense) income

This item is determined by grouping in the statement of income all interest and other financial income and expense, exchange gains and losses, and the gain or loss on monetary position.

The gain or loss on monetary position represents the effect of inflation, as measured by the NCPI, on the Company's monthly net monetary assets or liabilities during the year.

k. Income tax and employees' profit sharing

Income tax and employees' profit sharing are recorded by the accounting method requiring recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of all assets and liabilities and their respective tax bases.

l. Earnings (loss) per share

The earnings (loss) per share are computed on the basis of the weighted average number of common shares outstanding during the year, taking into account the potentially dilutive effect of the stock option plan for Company's officials.

m. Comprehensive income (loss)

The various captions relating to earned surplus for the year are included in the statement of changes in stockholders' equity under the caption "comprehensive income (loss)".

NOTE 3 - FOREIGN CURRENCY POSITION

At December 31, 2002 and 2001, the exchange rates were Ps10.31 and Ps9.14 to the U.S. dollar, respectively. At April 14, 2003, date of issuance of the audited financial statements, the exchange rate was Ps10.70 to the dollar.

Amounts shown below in this note are expressed in thousands of U.S. dollars (US$), since this is the currency in which most of the companies' foreign currency transactions are carried out.

At December 31 the companies had the following foreign currency assets and liabilities:

	2002		2001	
	Consolidated	Parent company	Consolidated	Parent company
Monetary assets	US$ 3,969	US$ 30	US$ 7,731	US$ 9
Current liabilities	(5,393)	-	(6,252)	-
Net foreign currency monetary position	(US$ 1,424)	US$ 30	US$ 1,479	US$ 9

In 2001 the companies had imports of goods and services of US$6,436.

At December 31, 2002 and 2001, the companies had inventories of foreign origin of approximately US$2,146 and US$5,275, respectively.

Following is a summary of the financial position of the foreign subsidiaries. The main foreign subsidiary is located in Colombia; however, the information is presented in U.S. dollars.

	December 31,			
		2002		2001
Cash	US$	2,708	US$	2,659
Trade accounts receivable		4,015		6,184
Other accounts receivable		1,663		1,847
Inventories		2,146		5,491
Property, furniture and equipment		571		739
Other assets		147		121
	US$	11,250	US$	17,041
Current liabilities	US$	7,292	US$	12,047
Stockholders' equity		3,958		4,994
	US$	11,250	US$	17,041

Following is a summary of the operating results of the foreign subsidiaries:

	Year ended December 31,	
	2002	2001
Net sales	US$ 40,108	US$ 48,115
Cost of sales	(35,768)	(43,636)
Operating expenses	(3,513)	(4,076)
Financial income	216	118
Taxes end other expenses	(1,041)	(136)
Net income	US$ 2	US$ 385

NOTE 4 - INVENTORIES

Consolidated inventories were analyzed as follows:

	2002	2001
Finished products	Ps 23,416	Ps 31,203
Goods in transit	980	19,325
	24,396	50,528
Less - Allowance for obsolete inventories	(322)	(721)
Total	Ps 24,074	Ps 49,807

NOTE 5 - TEMPORARY INVESTMENTS

These investments represent 50% ownership in Todito.com, S. A, de C. V. (Todito). However, at a Board of Directors' meeting held on April 22, 2002, it was agreed to maintain this investment as from the first quarter of 2002, at book value as of such date since the stockholders are evaluating several divestiture options. This divestiture began in 2000, in such year, the Company sold 50% of its interest in Todito to TV Azteca. Up to December 31, 2001, this investment was accounted for by the equity method.

At December 31, 2002, the investment in the stockholders' equity of Todito amounted to Ps383,684; at such date, stockholders' equity recorded in Todito amounted to Ps639,964. Management estimates that no adverse effect will result when the divestiture becomes effective.

For comparative purposes, the balance at December 31, 2001 was reclassified as part of current assets.

NOTE 6 - PROPERTY, FURNITURE AND EQUIPMENT

Consolidated property, furniture and equipment comprised the following:

	2002	2001
Land	Ps 11,345	Ps 11,902
Building	5,860	5,748
Furniture and fixtures	8,068	6,461
Data-processing equipment	105,358	108,608
Transportation equipment	5,028	6,422
Construction in progress	70,156	69,043
	205,815	208,184
Less - Accumulated depreciation	(92,323)	(74,096)
Total	Ps 113,492	Ps 134,088

Depreciation charged to 2002 consolidated income represented annual average rates of 2% for buildings, 7% for furniture and fixtures, 30% for data-processing equipment and 25% for transportation equipment.

Commitments:

At December 31, 2002, the companies had commitments for long-term lease agreements contracted by CNCI for the properties occupied by its educational facilities. The total expense for 2002 rentals amounted to Ps34,579 (Ps41,380 in 2001).

NOTE 7 - DISCONTINUED OPERATIONS

At a Board of Directors' meeting held on February 11, 2002, it was agreed to begin the formal process for closing of the Domestic Distribution of the data-processing and peripheral equipment business. Therefore, as of that date, activities were reoriented to collect accounts receivable, liquidate assets, inventories and attention to suppliers, with minimum personnel.

For comparative purposes, management decided to present this divestiture as a discontinued operation in the accompanying financial statements. Consequently, the related assets and liabilities, have been included separately in the balance sheet and the figures of the net sales, costs and operating expenses, other income, tax provisions, etc., have been reclassified and included in the caption "Discontinued operations".

Condensed financial statements of DFX and subsidiaries are shown below:

Balance sheet:

	December 31,			
		2002		2001
Current assets	Ps	150,603	Ps	128,273
Fixed assets (*)		42,016		46,305
Deferred income tax		71,784		58,882
		264,403		232,400
Current liabilities		107,562		66,897
Long-term liabilities		11,680		12,970
		119,242		79,867
Stockholders' equity	Ps	145,161	Ps	152,533

(*) Fixed assets of Ps21,161 were pledged to guarantee the bank loan indicated in Note 8.

Statement of income:

	Year ended December 31,			
		2002		2001
Net sales	Ps	6,292	Ps	212,538
Cost of sales		(35,417)		(156,636)
Operating expenses		(18,039)		(46,366)
Comprehensive financing expense		(5,118)		(14,912)
Income tax, employees' profit sharing and other expenses, net		43,751		(13,302)
Net loss for the year	(Ps	8,531)	(Ps	18,678)

NOTE 8 - LONG-TERM BANK LOANS

At December 31, 2002 this caption comprised the following:

Bank loans maturing in 2006, secured by the property of a subsidiary, at variable interest rate (13.29% annual rate at December 31, 2002)	Ps	12,141
Less - Current maturities		4,047
Long-term debt	Ps	8,094

The maturities of the long-term debt are as follows:

		Total
2004	Ps	3,736
2005		3,736
2006		622
	Ps	8,094

The bank loan agreements currently in effect contracted by subsidiaries contain certain covenants, several of which require the maintenance of certain financial ratios. In the event noncompliance with such ratios is not cured in a time period satisfactory to the banks, the latter may require immediate payment of the entire indebtedness. At December 31, 2002 the Company was in compliance with these covenants.

NOTE 9 - SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

The consolidated figures include the following credits (charges) in respect of transactions with related parties (stockholders of the Company and companies controlled by one or more stockholders of the Company):

	Year ended December 31,	
	2002	2001
Sales of data-processing equipment	-	Ps 728
Income from administrative services	-	592
Advertising expenses	(894)	(914)

The account payable to TV Azteca included in the consolidated and individual balance sheets, arises from an advertising contract entered into between the Company and this related party.

The accounts receivable from and payable to related parties included in the individual balance sheet of the parent company bear interest at variable rates similar to those prevailing in the market.

NOTE 10 - STOCKHOLDERS' EQUITY

At December 31, 2002 the restated figures of stockholders' equity were analyzed as follows:

	Nominal amount	Restatement	Restated amount
Contributed capital:			
Capital stock	Ps 44,754	Ps 33,900	Ps 78,654
Premium on issuance of capital stock	230,754	160,250	391,004
	275,508	194,150	469,658
Earned surplus:			
Retained earnings (deficit) corresponding to:			
Parent company	367,606	120,025	487,631
Subsidiaries and associated company	(100,951)	8,532	(92,419)
	266,655	128,557	395,212
Deficit on restatement of capital corresponding to subsidiaries		(279,391)	(279,391)
Cumulative translation adjustment		(3,168)	(3,168)
	266,655	(154,002)	112,653
Total majority interest	542,163	40,148	582,311
Minority interest	13,161	(1,475)	11,686
Consolidated stockholders' equity	Ps 555,324	Ps 38,673	Ps 593,997

The capital stock is variable with a fixed minimum without right of withdrawal of Ps44,754, fully subscribed and paid-in represented by 335,794,286 common nominative shares without nominal value.

At December 31, 2002, Grupo Dataflux had 1,678,861 own shares repurchased held in treasury with a restated cost of Ps3,626. The market value of these shares was of Ps554 at December 31, 2002. The portion corresponding to the theoretical capital stock of these shares of Ps224 is deducted from the capital stock in the accompanying balance sheets.

Dividends paid from retained earnings which have not previously been taxed are subject to an income tax payable by the Company, which may be credited against the income tax payable by the Company in the two following years.

The deficit on restatement of capital comprises principally the accumulated loss from holding nonmonetary assets and represents the difference between restating these assets by the specific cost method and restating them based on inflation measured in terms of the NCPI.

The accumulated retained earnings of Grupo Dataflux amounted to Ps487,631 and included: (a) Ps22,097 appropriated to the reserve for acquisition of own shares (net of repurchase of own shares, by Ps3,642), in accordance with the criteria of the National Banking and Securities Commission and (b) Ps10,584 appropriated to the legal reserve.

The cumulative translation effect referred to in Note 2 amounted to Ps3,168 and Ps2,814 in 2002 and 2001, respectively. It represented a net charge to stockholders' equity, which was recorded in the caption "Cumulative translation adjustment".

NOTE 11 - INCOME TAX AND EMPLOYEES' PROFIT SHARING

The Company and its subsidiaries determine their income individually for tax purposes. At December 31 the (charge) credit to consolidated income for taxes was as follows:

	2002	2001
Income tax:		
Currently payable	(Ps 1,614)	(Ps 1,439)
Deferred	10,166	19,439
	Ps 8,552	Ps 18,000

The reconciliation between the statutory and effective income tax rates is shown below:

	2002	2001
Income before income tax	Ps 6,710	Ps 21,812
Income tax at statutory rate (35%)	(Ps 2,349)	(Ps 7,634)
Add (deduct) effect of income tax on:		
Inflationary component	(728)	1,374
Other, net	13,237	24,260
	10,160	18,000
Effect on reduction in statutory income tax rate (1)	(1,608)	-
Total income tax provision credited to income	Ps 8,552	Ps 18,000

(1) In accordance with the amendments to the Mexican Income Tax Law effective as from January 1, 2002, the corporate income tax rate was 35% for 2002. However, this rate will be reduced by 1% annually until reaching a 32% rate in the year 2005.

At December 31 the principal temporary differences requiring recognition of deferred income tax were analyzed as follows:

	2002	2001
Inventories	(Ps 581)	(Ps 484)
Property, furniture and equipment, net	(781)	-
Other assets	(2,768)	-
Tax loss carryforwards	33,059	19,247
Deferred income tax asset	Ps 28,929	Ps 18,763

Deferred income tax payable recorded at December 31 was recorded as shown below:

2000 income tax asset	Ps 11,995
Effect for the year 2001:	
Income	19,439
Deficit on restatement of capital	(12,671)
2001 income tax asset	18,763
Effect for the year 2002:	
Income	10,166
2002 income tax asset	Ps 28,929

The unused tax loss carryforwards of subsidiaries, may be restated for inflation through the date they are applied against future taxable profits and expire in the following years:

2004	Ps 2,337
2005	7,497
2006	3,410
2007	22,339
2009 to 2012	67,728
	Ps 103,311

The foregoing amounts include the effect of restatement through December 31, 2002.

Employees' profit sharing is determined at the rate of 10% on the taxable income adjusted as prescribed by the Income Tax Law. Tax loss carryforwards are not available for purposes of reducing employees' profit sharing.

NOTE 12 - BUSINESS SEGMENT INFORMATION AND OPERATIONS IN DIFFERENT GEOGRAPHICAL AREAS

The Company evaluates development of each segment based on various factors. However, a significant measure used to evaluate each segment is the operating income. The Company has classified its businesses in three basic areas: Distribution Mexico, Distribution abroad, and Technical Training. The Distribution abroad segment comprises companies located in Colombia and in the United States of America.
Following is a summary of the business segment information for the year ended December 31, 2002 comparative with 2001:

	2002				
	Distribution		Technical		
	Mexico	Abroad	training	Eliminations	Consolidated
Balance sheet					
Current assets	Ps 471,972	Ps 108,616	Ps 25,386	(Ps 90,086)	Ps 515,888
Property, furniture and equipment	5,631	5,886	101,975		113,492
Discontinued operations	145,161				145,161
Deferred income tax	15,122		13,807		28,929
Other assets	12,118	1,517	11,904		25,539
Total assets	Ps 650,004	Ps 116,019	Ps 153,072	(Ps 90,086)	Ps 829,009
Current liabilities	Ps 51,079	Ps 75,206	Ps 110,131	(Ps 90,086)	Ps 146,330
Long-term liabilities	88,682				88,682
Total liabilities	139,761	75,206	110,131	(90,086)	235,012
Stockholders' equity	510,243	40,813	42,941		593,997
Total liabilities and stockholders' equity	Ps 650,004	Ps 116,019	Ps 153,072	(Ps 90,086)	Ps 829,009
Income					
Net sales	Ps 36,601	Ps 413,613	Ps 206,838	(Ps 36,601)	Ps 620,451
Operating (loss) income	(2,641)	8,526	22,009	(7,415)	20,479
Comprehensive financing income (expense)	344	(6,899)	(1,562)	2,817	(5,300)
Net income (loss)	24,610	(19)	(26,080)	8,220	6,731

	2001				
	Distribution		Technical		
	Mexico	Abroad	training	Eliminations	Consolidated
Balance sheet					
Current assets	Ps 488,481	Ps 142,514	Ps 11,770	(Ps 93,772)	Ps 548,993
Property, machinery and equipment	9,013	6,514	118,561		134,088
Discontinued operations	152,533				152,533
Deferred income tax	30,205		(11,442)		18,763
Other assets	12,937	1,067	6,196		20,200
Total assets	Ps 693,169	Ps 150,095	Ps 125,085	(Ps 93,772)	Ps 874,577
Current liabilities	Ps 80,281	Ps 106,058	Ps 66,603	(Ps 93,234)	Ps 159,708
Long-term liabilities	94,719			(538)	94,181
Total liabilities	175,000	106,058	66,603	(93,772)	253,889
Stockholders' equity	518,169	44,037	58,482		620,688
Total liabilities and stockholders' equity	Ps 693,169	Ps 150,095	Ps 125,085	(Ps 93,772)	Ps 874,577
Income					
Net sales	Ps 30,689	Ps 424,788	Ps 223,280	(Ps 33,164)	Ps 645,593
Operating income (loss)	13,017	3,544	22,500	(24,482)	14,579
Comprehensive financing income (expense)	3,758	1,073	(1,551)	(7)	3,273
Net (loss) income	(72,298)	3,417	6,500	(1,056)	(63,437)

NOTE 13 - NEW ACCOUNTING PRONOUNCEMENTS

On January 1, 2003 revised, Statement C-8 "Intangible Assets" issued by the Mexican Institute of Public Accountants (MIPA) became effective. This Statement establishes new rules and criteria for accounting of research and development costs; it states that only development costs may be subject to capitalization, preoperating costs and expenses identified with research and development activities must be recognized as expenses of the standards of period and the unamortized balance of preoperating expenses, which in accordance with the prior Statement were capitalized, must be amortized in accordance with the guidelines previously established by such Statement.
Likewise, on January 1, 2003 revised Statement C-9 "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments", issued by the MIPA became effective. This Statement establishes specific valuation, presentation and disclosure rules in connection with liabilities, provisions and contingent assets and liabilities, as well as for disclosure of commitments agreed by the Company as part of its normal activities.

In the opinion of the Company's management there shall be no significant effect as a result of adopting these new pronouncements.

Celestina Aguilar Hernández
Chief Finance Officer

ALEJANDRO MORENO ANAYA
CONTADOR PÚBLICO

CONDOMINIO LOSOLES D-12
AV. LÁZARO CÁRDENAS PTE. 2400
66270 GARZA GARCÍA. N.L.
APARTADO POSTAL 204
64000 MONTERREY. N.L.

TELS. 3 63-35-00
63-75-20

STATUARY AUDITORS REPORT

(Translated from original issued in Spanish)

To the General Meeting of Stockholders of
Grupo Dataflux, S. A. de C. V.

Monterrey, N. L., April 14, 2003

1. In my capacity as Statutory Auditor and in compliance with Article 166 of the Mexican Corporations Law and Company's by laws, I hereby render my opinion on the correctness, completeness and fairness of the financial information that has been presented to you by the Board of Directors for the year ended December 31, 2002.
2. I attended the Stockholders' and Board of Directors' meetings to which I had been summoned, and obtained from the directors and managers all information on operations, documentation and accounting records that I considered it necessary to examine.
3. The Company's external auditors, PricewaterhouseCoopers, in which firm I am a partner, have made examinations in accordance with generally accepted auditing standards of the consolidated and individual financial statements of Grupo Dataflux, S. A. de C. V. and subsidiaries and of Grupo Dataflux, S.A. de C. V. (as a separate legal entity), respectively all of which were prepared by and under the responsibility of the Company's management.
4. In my opinion, the accounting and reporting policies and criteria followed by the Company and considered by management in preparing the financial information presented by them to this Meeting are appropiate and adequate and were applied on a basis consistent with that of the preceding year; therefore, such information presents in an accurate, fair and adequate manner the financial position of Grupo Dataflux, S. A. de C. V. and subsidiaries and of Grupo Dataflux, S. A. de C. V. (as a separate legal entity) at December 31, 2002 and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

Alejandro Moreno A.
Statutory Auditor

investor relations

Adrian Gonzalez
Grupo Dataflux
Tel. (818) 221 20 00
Fax (818) 221 20 91
E-mail: adrian_gonzalez@dataflux.com.mx

Stock Information

Stock B Series

Company:	Grupo Dataflux S.A. de C.V.
Trading Symbol:	Dataflx B
Stock Market:	Bolsa Mexicana de Valores

ADR Level I

ADR Symbol:	GDFXY
Ratio:	50x1
CUSIP Number:	40050X102
Market:	OTC
Depository Bank:	Bank of New York